[WFP LOGO]

WESTERN FOREST PRODUCTS INC.
435 Trunk Road
Duncan, British Columbia
Canada V9L 2P9
Telephone: 250 748 3711
Facsimile: 250 748 6045

WESTERN FOREST PRODUCTS INC.

FOR IMMEDIATE RELEASE TSX: WEF

Western Forest Products Completes Acquisition of Englewood Logging Division and Enters
Long-Term Fibre Supply Agreement

March 17, 2006 – Duncan, British Columbia. Western Forest Products Inc. (TSX: WEF) today announced that it has closed its previously announced acquisition of the Englewood Logging Division for $45 million plus closing adjustments of approximately $2.7 million. In a related transaction Western also executed a 40 year agreement to supply wood chips and pulp logs to a partnership of Canadian Forest Products Ltd. and Oji Paper Canada Ltd. (“Partnership”).

The Englewood Logging Division is located on northern Vancouver Island adjacent to Western’s main logging operations and comprises Tree Farm License 37 (“TFL 37”) which includes approximately 6,800 hectares of private lands. The acquisition also includes timber licenses, existing capital improvements and infrastructure, machinery, equipment and railway rolling stock. Western has assumed certain contracts and equipment leases and has offered employment to all of the approximately 270 employees currently involved in harvesting operations but has not assumed any other material pre-closing liabilities relating to the assets.

Commenting on the acquisition, Reynold Hert, President and Chief Executive Officer stated that “The acquisition of TFL 37 represents an important milestone in the restructuring of the coastal forest industry and obtaining a secure source of logs for our lumber mills. With the transaction now closed we can begin to move forward and integrate TFL 37 with our own operations. Synergies in excess of $6 million annually are expected to be realized within about 48 months.”

As consideration for entering into the long-term fibre supply agreement, Western will receive a price premium that will be earned as wood chips are delivered under the agreement. A $35 million non-refundable prepayment of the price premium was received today and the $45 million balance of the price premium will be set-off against the consideration due on the acquisition of the Englewood Logging Division.

*********

Western Forest Products
Western is an integrated Canadian forest products company and currently the second largest coastal woodland operator in British Columbia. Principal activities conducted by Western and its subsidiaries include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, and value-added remanufacturing. Over 95% of Western’s logging is conducted on government owned timberlands in British Columbia. All of Western’s operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in over 20 countries worldwide. Following the acquisition of Tree Farm License 37 and Western’s previously announced acquisition of Cascadia Forest Products Ltd. which is subject to regulatory approval and expected to close in the first quarter of 2006, Western expects to be the largest Coastal woodland operator and lumber producer with an AAC of approximately 7.7 million cubic meters and lumber capacity in excess of 1.5 billion board feet. The closure of the Squamish pulp mill on March 9, 2006 also resulted in the Company exiting the pulp business.

Forward Looking Statements and Information
This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities law. Those statements and information would include statements or information regarding the intent, belief or current expectations of Western, primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of Western. Such statements or information may be indicated by words such as “estimate”, “expect”, “anticipate”, “plan”, “intend”, “believe”, “will”, “should”, “may” and similar words and phrases. Readers are cautioned that any such forward-looking statements or information are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements or information as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates, changes in government regulation, fluctuations in demand and supply for Western’s products, industry production levels, the ability of Western to execute its business plan and misjudgments in the course of preparing forward-looking statements or information. The information contained under the “Risk Factors” section of Western’s Annual Information Form, under the “Risk Factors” section of Western’s Form 20-F/A and under the “Risk Factors” section of the final prospectus dated January 31, 2006 identifies important factors that could cause such differences. All written and oral forward-looking statements or information attributable to Western or persons acting on behalf of Western are expressly qualified in their entirety by the foregoing cautionary statements. Western does not expect to update forward-looking statements or information as conditions change.

Contacts:
For further information, please contact:

Reynold Hert (250) 715-2207 President & CEO	Paul Ireland (250) 715-2209 CFO